As filed with the Securities and Exchange Commission on May 14, 2010.

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_______________

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
_______________

UNIGENE LABORATORIES, INC.
(Exact name of Registrant as specified in its charter)
_______________

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2833 (Primary Standard Industrial Classification Code Number)	22-2328609 (I.R.S. Employer Identification No.)

81 Fulton Street
Boonton, New Jersey 07005
(973) 265-1100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
_______________

Warren P. Levy
President and Chief Executive Officer
Unigene Laboratories, Inc.
81 Fulton Street
Boonton, New Jersey 07005
(973) 265-1100
(Name, address including zip code, and telephone number, including area code, of agent for service)
_______________

With a copy to:
James J. Marino, Esq.
Dechert LLP
902 Carnegie Center, Suite 500
Princeton, NJ 08540-6531
(609) 955-3200
_______________

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box ☐ and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box ☐ and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box ☐ and list the Securities Act registration number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $.01 per share(1)	43,914,719	$0.72 (3)	$31,618,597 (3)	$2,254.41 (4)

(1)	Each share of common stock includes a right to purchase one ten-thousandth of a share of common stock.

(2)
This Registration Statement registers the offer and sale of 43,914,719 shares of common stock, par value $.01 per share of the Registrant, of which 35,268,905 shares will be issuable upon the conversion of senior secured convertible notes previously issued by the Registrant. Pursuant to Rule 416 under the Securities Act of 1933, as amended, the number of shares registered hereby includes such additional number of shares of common stock as are required to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the common stock reported on the OTC Bulletin Board on May 11, 2010.

(4)
Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, $2,139.00 in fees from a prior registration statement of the registrant on Form S-3 (file number 333-163989) filed on December 23, 2009, were used to offset the registration fee associated with this filing.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant has filed a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 14, 2010

Prospectus

UNIGENE LABORATORIES, INC.

43,914,719 Shares of Common Stock

This prospectus relates to the sale of up to 43,914,719 shares of Unigene Laboratories, Inc. common stock, par value $.01 per share, by the selling stockholder named in the “Selling Stockholder” section of this prospectus, of which 35,268,905 shares will be issuable upon the conversion of senior secured convertible notes held by the selling stockholder and the balance of which are currently held of record by the selling stockholder. The prices at which the selling stockholder may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.  We will not receive any proceeds from the sale of our shares by the selling stockholder.  All costs, expenses and fees in connection with the registration of these shares will be borne by us.

Our common stock is quoted in the OTC Bulletin Board under the symbol “UGNE.” On May 13, 2010, the last reported closing price of our common stock was $.80 per share. These over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Pursuant to an Amended and Restated Registration Rights Agreement, dated March 17, 2010 (the “Registration Rights Agreement”),  between us and the selling stockholder, we agreed to file the registration statement of which this prospectus forms a part to cover the resale by the selling stockholder of the shares of our common stock registered hereunder, including those shares issuable from time to time upon the conversion of senior secured convertible notes (pursuant to the terms and conditions set forth in such notes) issued by us to the selling stockholder pursuant to an Amended and Restated Financing Agreement, dated March 16, 2010 (the “Restated Financing Agreement”), by and among Unigene and Victory Park Management, LLC, as administrative agent and collateral agent, and the selling stockholder.

You should read this prospectus carefully before you invest. Please refer to “Risk Factors Related to our Business” on page 6 of this prospectus for a discussion of the material risks involved in investing in the shares.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2010.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC. The selling stockholder may sell up to 43,914,719 shares of common stock described in this prospectus in one or more offerings.  The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities offered by the selling stockholder, you should review the full text of these documents.  The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus provides you with a general description of the offering of securities by the selling stockholder.  Each time the selling stockholder offers to sell securities, we may provide a prospectus supplement that will contain specific information about the terms of that offering.  The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and the additional information described below under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell or solicitations to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should not assume that the information in this prospectus or any prospectus supplement, as well as the information we previously filed with the SEC that we incorporate by reference in this prospectus or any prospectus supplement, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus,  “Unigene,” “we,” “our,” “ours,” and “us” refer to Unigene Laboratories, Inc., which is a Delaware corporation headquartered in Boonton, New Jersey.  Unless otherwise stated, the dollar amounts contained in this prospectus and any accompanying prospectus supplement are presented in U.S. dollars.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It may not contain all of the information that is important to you. You should read the entire prospectus carefully, especially the discussion regarding the risks of investing in Unigene common stock under the heading “Risk Factors,” before investing in Unigene common stock. “Unigene®,” “Forcaltonin®,” and “Fortical®” are registered trademarks of Unigene Laboratories, Inc.

Business

We are a biopharmaceutical company engaged in the research, production and delivery of small proteins, referred to as peptides, for medical use. We have a patented manufacturing technology for producing many peptides cost-effectively. We also have patented oral and nasal delivery technologies that have been shown to deliver medically useful amounts of various peptides into the bloodstream. We have three operating locations: administrative and regulatory offices in Boonton, New Jersey; a laboratory research facility in Fairfield, New Jersey; and a pharmaceutical production facility in Boonton, New Jersey.

Our primary focus has been on the development of calcitonin and other peptide products for the treatment of osteoporosis and other indications. Among our major accomplishments are:

•
Development, Licensing and Commercialization of a Nasal Calcitonin Product Using Our Proprietary Technology.  We have developed and patented a nasal calcitonin product, which we have trademarked as Fortical®, that, in human studies, demonstrated similar blood levels to a competitor’s existing nasal calcitonin product and also demonstrated a comparable decrease in bone loss as measured by several industry-accepted blood markers, and a comparable increase in bone mineral density. During 2002, we licensed U.S. rights to Fortical to Upsher-Smith Laboratories, Inc., or USL. Fortical was approved by the Food and Drug Administration, or FDA, in 2005 for the treatment of osteoporosis. This was our first product approval in the United States. The launch of Fortical has resulted in sales to, and royalty payments from, USL.

•
Development and Licensing of a Proprietary Peptide Production Process.  One of our principal scientific accomplishments is our success in developing a highly efficient biotechnology-based peptide production process. Several patents relating to this process have issued. We believe that this proprietary process is a key step in the more efficient and economical commercial production of medically-useful peptides. Many of these peptides cannot be produced at a reasonable cost in sufficient quantities for human testing or commercial use by other currently available production processes. We have constructed and are operating a manufacturing facility employing this process to produce oral parathyroid hormone, or PTH, and calcitonin, and we have also produced laboratory-scale quantities of several other peptides. In 2004, we licensed worldwide rights to our patented manufacturing technology for the production of calcitonin to Novartis Pharma AG, or Novartis, and we signed a supply agreement with Novartis in 2007 using this technology to manufacture peptide for a novel osteoporosis treatment.

•
Development and Licensing of Phase III Oral Calcitonin Program.  We licensed our Phase III oral calcitonin program in October 2009 to Tarsa Therapeutics, Inc., or Tarsa, a new company formed by a syndicate of three venture capital funds specializing in the life sciences. Unigene owns approximately 26% of Tarsa and will be eligible to receive milestone payments based on the achievement of certain sales benchmarks, as well as royalties on product sales. Going forward Tarsa will be solely responsible for the costs of the global Phase III clinical program that was initiated in 2009 and Tarsa paid us approximately $9,000,000 in October 2009 for certain of our Phase III expenditures.

•
Development and Licensing of Proprietary Technology for Oral Delivery.  We have licensed worldwide rights to our manufacturing and delivery technologies for PTH for the treatment of osteoporosis to GlaxoSmithKline, or GSK. We have developed and patented an oral formulation that has successfully delivered therapeutically important quantities of calcitonin and PTH into the bloodstream of human subjects in studies performed by Unigene and our collaborators. We believe that the components of our patented oral product also can enable the delivery of other peptides, and we have initiated studies to investigate this possibility internally and in collaboration with others. During 2001, we reported successful oral delivery in animal studies of various peptides including PTH for the treatment of osteoporosis and insulin for the treatment of diabetes. During 2002, we licensed rights to our manufacturing and delivery technologies for oral PTH to GSK.

•
Other Potential Technology and Therapies.  To expand our product pipeline we are developing our site-directed bone growth technology, or SDBG, in conjunction with Yale University, and we have in-licensed technology from Queen Mary, University of London related to potential therapies for inflammation and cardiovascular disease. We are also developing a novel peptide treatment for obesity.

•
 Chinese Joint Venture.  We have licensed to our Chinese joint venture certain proprietary technologies and know-how to support the research, development, and manufacturing of recombinant salmon calcitonin and non-oral PTH, as well as other possible products, in the People’s Republic of China.

•	Additional Feasibility Studies. In addition, we periodically perform feasibility studies for third parties, which could lead to licensing or other commercial opportunities for such products.

Our business strategy is to develop proprietary products and processes with applications in human health care to generate revenues from license fees, royalties on third-party sales and direct sales of bulk or finished products. Generally, we fund our internal research activities and, due to our limited financial resources, we rely on licensees, which are likely to be established pharmaceutical companies, to provide development funding. We also generally expect to rely on these licensees to take responsibility for obtaining appropriate regulatory approvals, human testing, and marketing of products derived from our research activities. However, we may, in some cases, retain the responsibility for human testing and for obtaining the required regulatory approvals for a particular product.

Our patented manufacturing and delivery technologies provide the technological foundation for our business strategy. The potential pharmaceutical products that we are developing use one or, in some cases, two of these technologies. Our oral calcitonin and oral PTH products would utilize our peptide production process, as well as our oral delivery system for peptides. These products are currently in development and, if approved, they most likely would be introduced into the market years from now.

Our products, other than Fortical in the United States, will require clinical trials and/or approvals from regulatory agencies and all of our products will require acceptance in the marketplace. There are risks that these clinical trials will not be successful and that we will not receive regulatory approval or significant revenue for these products. We compete with specialized biotechnology companies, major pharmaceutical and chemical companies and universities and research institutions. Most of these competitors have substantially greater resources than we do.

Corporate Information

Unigene is incorporated under the laws of the State of Delaware. Our executive offices are located at 81 Fulton Street, Boonton, New Jersey 07005, and our telephone number at this location is (973) 265-1100. The address of our website is www.unigene.com. Information on our website is not part of this prospectus.

Unigene Common Stock

Unigene common stock trades on the OTC Bulletin Board under the symbol “UGNE.”

About This Offering

On September 30, 2008, we entered into a Financing Agreement (the “Original Financing Agreement”) with Victory Park Management, LLC (“Victory Park”), as agent, and Victory Park Special Situations Master Fund, Ltd. ( “Special Situations Fund”) and the selling stockholder (together, the “Funds”), pursuant to which the Funds purchased $20 million of three-year senior secured non-convertible term notes (the “Original Notes”) from us and we issued 1,500,000 shares of common stock to the Funds at two closings (the “Shares”).

On October 19, 2009, in connection with the Omnibus Amendment Agreement that we entered into with the Funds, we issued 300,000 shares of common stock (the “Exchange Shares”) to Special Situations Fund in exchange for Special Situations Fund’s surrender of a warrant to purchase 1,000,000 shares of common stock pursuant to the terms of a Warrant Exchange Agreement.  The Funds also had collectively purchased an aggregate of 6,845,814 shares of our common stock in open market transactions and privately negotiated transactions (the “Other Shares”).   In March 2010, Special Situations Fund sold and assigned to the selling stockholder all of its rights, title and interest in and to the Original Notes, the Shares, the Exchange Shares and the Other Shares.

On March 16, 2010, we entered into the Restated Financing Agreement with Victory Park, as administrative agent and collateral agent, and the selling stockholder, as lender, and, under that agreement, we issued three-year senior secured convertible notes in the aggregate principal amount of $33,000,000 due in March 2013 (the “Notes”), in exchange for the Original Notes in the outstanding aggregate principal amount of approximately $19,360,000 and by way of cash payment (before closing expenses) of approximately $13,640,000.  In addition, pursuant to the Restated Financing Agreement, we may request that the selling stockholder purchase (which purchase shall be in its sole discretion) up to an additional $3 million aggregate principal amount of Notes at one subsequent closing, which shall be no later than March 17, 2012.  The Notes will accrue interest at a rate per annum equal to the greater of (i) the prime rate plus 5% and (ii) 15%, which, in the absence of an Event of Default (as defined therein), shall be capitalized and added to the outstanding principal balance of such Notes on each anniversary of the date of issuance other than the maturity date.

The Notes will be convertible into shares of common stock (the “Conversion Shares”) at the holder’s option upon the earliest of (i) March 17, 2011, (ii) the earliest date on which we are required under the Notes to provide to the holder prior written notice of our intention to consummate, or the occurrence of, a Fundamental Transaction (as defined in the Notes), (c) our delivery of the redemption notice (described below) and (d) the occurrence of an Event of Default under the Restated Financing Agreement.  The initial conversion rate, which is subject to adjustment as set forth in the Notes, is calculated by dividing the sum of the principal to be converted, plus all accrued and unpaid interest thereon, by $0.70 per share.  If we subsequently make certain issuances of common stock or common stock equivalents at an effective purchase price less than the then-applicable conversion price, the conversion price of the Notes will be reduced to such lower price.   After March 17, 2011, under certain circumstances, and subject to specified conditions, we have the right, at our option, by delivery of written notice, to redeem $13,642,472.50 of the Notes at a price equal to 110% of the unpaid outstanding principal amount of the Notes being redeemed plus accrued and unpaid interest with respect to such principal amount; provided, that the holder of the Notes may elect to convert all or any portion of such Notes that we are electing to redeem.

Assuming $36,000,000 aggregate principal amount of Notes together with accrued interest thereon is outstanding for the full three-year term of the Notes, and assuming a conversion price of $.70, the Notes will be convertible into approximately 79,000,000 Conversion Shares.  Under the Registration Rights Agreement, we are required to file with the SEC a registration statement covering the resale of all of the Shares, the Exchange Shares, the Other Shares and the Conversion Shares.  However, the number of our authorized shares of common stock is currently insufficient to cover all the Conversion Shares issuable if such Notes were converted in full.   Accordingly, as required under the Restated Financing Agreement, we are seeking stockholder approval at our 2010 Annual Meeting of Stockholders to be held on June 15, 2010 to increase the number of authorized shares of common stock to a number that will be sufficient to cover the full number of Conversion Shares plus a buffer equal to an additional 50% of those shares.  If stockholder approval is obtained, we intend to promptly file an amendment to our Certificate of Incorporation to effect such increase in the number of authorized shares of our common stock (the “Amendment”).  If stockholder approval of the Amendment is not so obtained, we will be required to call a stockholders meeting every four (4) months to seek approval of the Amendment until the date on which such approval is obtained.  Thereafter, we will be required to file with the SEC a new registration statement covering the resale of Conversion Shares not then covered by an effective registration statement for resales pursuant to Rule 415.

Currently, we have reserved for issuance and delivery, upon conversion of the Notes, 35,268,905 shares of authorized, unissued and otherwise unreserved common stock, which are some of the shares being offered by this prospectus.

As of May 6, 2010, there were 92,193,551 shares of our common stock outstanding, including the Shares, the Exchange Shares, and the Other Shares.  The number of shares outstanding does not include the additional 35,268,905 shares of common stock being registered hereunder that the selling stockholder may acquire upon conversion of the Notes.  The 43,914,719 shares offered by this prospectus represent approximately 34.5% of the total common stock outstanding as of May 6, 2010, assuming the issuance of 35,268,905 Conversion Shares.

The shares offered by this prospectus may be sold by the selling stockholder from time to time in the open market, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.  We will receive none of the proceeds from the sale of the shares by the selling stockholder.  We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholder will be borne by it.

RISK FACTORS

Our business is subject to the following risks:

We may require additional cash to sustain our operations and our ability to secure additional cash is uncertain.

We had a cash flow deficit from operations of $2,675,000 for the three months ended March 31, 2010 and a cash flow deficit from operations of $11,291,000 for the year ended December 31, 2009. Notwithstanding our receipt in March 2010 of approximately $13,640,000 (before closing expenses) from the selling stockholder, we may eventually need additional sources of cash in order to maintain all of our future operations.

Our future capital requirements will depend on many factors, including:

•	the level of Fortical sales, particularly in light of new and potential competition;

•	our ability to successfully defend our Fortical patent against Apotex, Inc. and Apotex Corporation’s abbreviated new drug application (“ANDA”);

•	the generation of revenue from our Tarsa, Novartis and GSK agreements;

•	continued scientific progress in our discovery and research programs;

•	progress with preclinical studies and clinical trials;

•	the magnitude and scope of our discovery, research and development programs;

•	our ability to maintain existing, and establish additional, corporate partnerships and licensing arrangements;

•	our partners’ ability to sell and market our products or their products utilizing our technologies;

•	the time and costs involved in obtaining regulatory approvals;

•	the time and costs involved in maintaining our production facility;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims including our current litigation regarding Apotex’s ANDA; and

•	the pharmaceutical industry’s need to acquire or license new technologies and products.

We may be unable to raise on acceptable terms, if at all, the substantial capital resources necessary to continue to conduct our operations.  The Restated Financing Agreement contains certain covenants that, among other things, restrict our ability to: sell common stock, preferred stock or other instruments or securities which are convertible into or exchangeable or exercisable for shares of common stock without using a portion of the proceeds therefrom toward mandatory repayment of the Notes; and, other than certain permitted amounts, incur additional indebtedness or engage in any sale and leaseback, synthetic lease or similar transaction and create liens.  These restrictions could limit our ability to obtain future financing.  In addition, until the maturity date of the Notes, it may be difficult for us to raise funds through sales of our securities, to the extent they are permitted under the Restated Financing Agreement, since the ownership interests and proportionate voting power of existing and new stockholders (other than Victory Park) will be significantly diluted upon conversion of the Notes.  If we are unable to raise the required capital, we may be forced to limit some or all of our research and development programs and related operations, curtail commercialization of our product candidates and, ultimately, cease operations.

We have payments due beginning in 2010 under the Levy loans.

As of March 31, 2010, we owed Jean Levy and the Jaynjean Levy Family Limited Partnership principal outstanding and interest accrued on certain notes in the aggregate amount of $19,595,000.  We made required repayments of $1,000,000 on those notes on May 10, 2010, and, subject to certain conditions, are required to repay an additional $500,000 on November 10, 2010 and $250,000 on May 10, 2011, with the balance of the outstanding principal and accrued interest payable thereunder on June 18, 2013. We may not be able to generate sufficient cash from operations or from other sources in order to make any or all of these required payments.

There are numerous default provisions under our Restated Financing Agreement with the selling stockholder.

Under the Restated Financing Agreement with Victory Park and the selling stockholder, so long as our outstanding note balance is at least $5,000,000, we must maintain a cash balance equal to at least $2,500,000 and our cash flow (as defined in the agreement) must be at least $2,000,000 in any fiscal quarter or $7,000,000 in any three consecutive quarters. The agreement specifies certain events of default including, without limitation: failure to pay principal or interest; filing for bankruptcy; breach of covenants, representations or warranties; the occurrence of a material adverse effect (as defined in the Restated Financing Agreement); a change in control (as defined in the Restated Financing Agreement); any material decline or depreciation in the value or market price of the collateral; the failure of any registration statement required to be filed to be declared effective by the SEC, and maintained effective pursuant to the terms of the Registration Rights Agreement; and a Conversion Failure (as defined in the Restated Financing Agreement).  Upon any default, among other remedies, both principal and interest would be accelerated and additional charges would apply. There is no assurance that we will be able to maintain a minimum cash balance of $2,500,000, or maintain an adequate cash flow, in order to avoid default.  In addition, there is no assurance that the Notes will be converted into common stock, in which case, we may not have sufficient cash from operations or from new financings to repay the Victory Park debt when it comes due in 2013, or that new financings will be available on favorable terms, if at all.

If our stockholders do not approve our amended certificate of incorporation, we may be in default under the terms of the Restated Financing Agreement.

At our Annual Meeting of stockholders scheduled to be held on June 15, 2010, we have requested that our stockholders approve the Amendment to increase the total number of authorized shares of common stock available for issuance from 135,000,000 to 275,000,000.

Under the Restated Financing Agreement, if stockholder approval of the Amendment is not obtained at the Annual Meeting, Unigene will be required to call a stockholders’ meeting every four (4) months to seek the approval of the Amendment until the date on which such approval is obtained.  This undertaking will be costly and will distract management from the business of running Unigene.

In addition, in the event the Amendment is not approved by the stockholders, we will not have a sufficient number of shares of common stock authorized and available for issuance upon conversion of the Notes.  Pursuant to the Restated Financing Agreement, if for any reason the holders have not received all of the Conversion Shares prior to the tenth (10th) business day after Unigene has received a notice for conversion of the Notes, such failure will result in an “Event of Default” under the Restated Financing Agreement.  Upon such an Event of Default, the holders may require Unigene to redeem all or any portion of the Notes at the price equal to the greater of (i) an amount equal to the sum of one hundred fifteen percent (115%) of the outstanding principal amount of the Notes, plus accrued and unpaid interest, plus accrued and unpaid late charges and (ii) an amount equal to the product of (A) the number of shares into which the principal amount and all accrued and unpaid interest outstanding under the Notes may be converted at the time of the default pursuant to the terms of the Notes, multiplied by (B) the market value per share of common stock as determined under the Restated Financing Agreement.

We have recommended that the stockholders vote in favor of the Amendment. However, we cannot guarantee if or when the Amendment will be approved by our stockholders. If such Amendment is not approved by our stockholders, we may be in default under the terms of the Restated Financing Agreement and the holders could require mandatory redemption as described above.  Such a mandatory redemption would likely leave us with insufficient working capital to operate our business and would likely force us to seek additional financing to fund that redemption and our operations on terms that could be unfavorable and that could materially and adversely affect the interests of our stockholders.  There can be no assurance given that we would have sufficient cash on hand or that we would be able to obtain such additional financing (on any terms) to fund the mandatory redemption.

Our operations for future years are highly dependent on the successful marketing and sales of Fortical and could be further impacted by generic or other competition.

Fortical is our only product approved by the FDA. Any factors that adversely impact the marketing of Fortical including, but not limited to, competition, including generic competition, acceptance in the marketplace, or delays related to production and distribution or regulatory issues, will have a negative impact on our cash flow and operating results. For the first quarter of 2010, compared to the first quarter of 2009, Fortical sales to USL decreased 2% and Fortical royalties decreased 41%.  For 2009, compared to 2008, Fortical sales to USL decreased 41% while Fortical royalties decreased 23%. In December 2008, Apotex Inc. and Sandoz Pharmaceuticals launched nasal calcitonin products which are generic to Novartis’ nasal calcitonin product, but not to Fortical. In June 2009, Par Pharmaceutical Companies, Inc. also launched a product generic to Novartis’ nasal calcitonin product. We do not yet know the long-term effect on Fortical sales and royalties of the launch of these competing products. However, certain providers have substituted these products for Fortical, causing Fortical sales and royalties to decrease. Further decreases in Fortical sales or royalties could have a material adverse effect on our business, financial condition and results of operations. In addition, Apotex has a pending ANDA for a nasal calcitonin product that we claim infringes our Fortical patent. We have sued Apotex for infringement of our Fortical Patent and Apotex has been enjoined from conducting any activities which would infringe the patent. Apotex has appealed that decision and if we do not prevail in this litigation, then Apotex could be in a position to market its nasal calcitonin product if and when its pending ANDA receives FDA approval.

We have significant historical losses and may continue to incur losses in the future.

We have incurred annual losses since our inception. As a result, at March 31, 2010, we had an accumulated deficit of approximately $159,000,000.  Our gross revenues for the quarter ended March 31, 2010 and the years ended December 31, 2009 and 2008 were $2,533,000, $12,792,000 and $19,229,000, respectively. Our revenues have not been sufficient to sustain our operations. Revenue for the first quarter of 2010 and 2009 and 2008 consisted primarily of Fortical sales and royalties. As of March 31, 2010, we had four material license agreements. We believe that to achieve profitability we will require the successful commercialization of at least one or more of our licensees’ oral or nasal calcitonin products, our oral PTH product, our SDBG or obesity programs or another peptide product in the U.S. and/or abroad.

For the quarter ended March 31, 2010 we had an operating loss of $2,801,000.  For 2009 and 2008, we had losses from operations of $12,380,000 and $4,950,000, respectively. Our net loss for the three months ended March 31, 2010 was $15,947,000.  Our net losses for the years ended December 31, 2009 and 2008 were $13,380,000 and $6,078,000, respectively. We might never be profitable.

We believe that satisfying our long-term capital requirements will require the successful commercialization of at least one or more of our peptide products. However, our products may never become commercially successful.

Most of our products are in early stages of development, and we and our licensees may not be successful in efforts to develop a calcitonin, PTH or other peptide product that will produce revenues sufficient to sustain our operations.

Our success depends on our and our licensees’ ability to commercialize a calcitonin, PTH or other peptide product that will produce revenues sufficient to sustain our operations. Except for Fortical, most of our products are in early stages of development and we and our licensees may never develop a calcitonin, PTH or other peptide product that makes us profitable. We have a joint venture in China with SPG that may never generate profits. Our ability to achieve profitability is dependent on a number of factors, including our and our licensees’ ability to complete development efforts, obtain regulatory approval for additional product candidates and successfully commercialize those product candidates or our technologies. We believe that the development of more desirable formulations is essential to expand consumer acceptance of peptide pharmaceutical products. However, we may not be successful in our development efforts, or other companies may develop such products, or superior products, before we do.

We may not be successful in our efforts to gain regulatory approval for our products other than Fortical and, if approved, the approval may not be on a timely basis.

Even if we or our licensees are successful in our development efforts, we may not be able to obtain the necessary regulatory approval for our products other than Fortical. The FDA must approve the commercial manufacture and sale of pharmaceutical products in the United States. Similar regulatory approvals are required for the sale of pharmaceutical products outside of the United States. Our joint venture may not be able to obtain regulatory approval of our products in China. None of our products other than Fortical has been approved for sale in the United States, and our other products may never receive the approvals necessary for commercialization. We must conduct further human testing on certain of our products before they can be approved for commercial sale and such testing requires the investment of significant resources. Any delay in receiving, or failure to receive, these approvals would adversely affect our ability to generate product revenues.

We may not be successful in efficiently developing, manufacturing or commercializing our products.

Because of our limited clinical, manufacturing and regulatory experience and our lack of a marketing organization, we are likely to rely on licensees or other parties to perform one or more tasks for the commercialization of our pharmaceutical products, such as USL to market and distribute Fortical in the U.S. If any of our products are approved for commercial sale, the product will need to be manufactured in commercial quantities at a reasonable cost in order for it to be a successful product that can generate profits. We may incur additional costs and delays while working with these parties, and these parties may ultimately be unsuccessful in the commercialization of a product.

Our success is dependent on our ability to establish and maintain commercial partnerships and currently we have only four significant license agreements.

We do not currently have, nor do we expect to have in the near future, sufficient financial resources and personnel to develop and market products on our own. Accordingly, we expect to continue to depend on pharmaceutical companies for revenues from sales of products, research sponsorship and distribution of our products.

The process of establishing partnerships is difficult and time-consuming. Our discussions with potential partners may not lead to the establishment of new partnerships on favorable terms, if at all. If we successfully establish new partnerships, the partnerships may never result in the successful development of our product candidates or the generation of significant revenue. Management of our relationships with these partners would require:

•	significant time and effort from our management team;

•	coordination of our research with the research priorities of our corporate partners;

•	effective allocation of our resources to multiple projects; and

•	an ability to attract and retain key management, scientific, production and other personnel.

We may not be able to manage these relationships successfully.

We currently have significant license agreements with Novartis worldwide for the production of calcitonin, with GSK worldwide for oral PTH, with USL in the United States for nasal calcitonin and with Tarsa worldwide (except for China) for oral calcitonin. We are pursuing additional opportunities to license or enter into distribution arrangements for products that utilize our oral and nasal delivery technologies and/or our manufacturing technology, as well as our other technologies. However, we may not be successful in any of these efforts.

In June 2000, we entered into a joint venture agreement with SPG for the manufacture and distribution of injectable and nasal calcitonin products in China and possibly, with our approval, other selected Asian markets, for the treatment of osteoporosis. The joint venture began operations in 2002.   This joint venture may never generate revenue or profits.

We have entered into a license agreement in Israel for nasal calcitonin. To date, we have not received any revenue from this agreement and may never do so.

Because we are a biopharmaceutical company, our operations are subject to extensive government regulation.

Our laboratory research, development and production activities, as well as those of our collaborators and licensees, are subject to significant regulation by federal, state, local and foreign governmental authorities. In addition to obtaining FDA approval and other regulatory approvals for our products, we must maintain approvals for our manufacturing facility to produce calcitonin, PTH and other peptides for human use. The regulatory approval process for a pharmaceutical product requires substantial resources and may take many years. Our inability to obtain approvals or delays in obtaining approvals would adversely affect our ability to continue our development program, to manufacture and sell our products, and to receive revenue from milestone payments, product sales or royalties.

The FDA and other regulatory agencies may audit our production facility at any time to ensure compliance with cGMP guidelines. These guidelines require that we conduct our production operation in strict compliance with our established rules for manufacturing and quality controls. Any of these agencies can suspend production operations and product sales if they find significant or repeated deviations from these guidelines. A suspension would likely cause us to incur additional costs or delays in product development.

In addition, we are subject to the U.S. Foreign Corrupt Practices Act, which prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity.  Generally speaking, it is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Our present and future business is, and will continue to be, subject to various other laws, rules and/or regulations applicable to us as a result of our international business.

Fortical currently faces competition from large pharmaceutical companies and, if our other products receive regulatory approval, these other products would also face competition from large pharmaceutical companies with superior resources.

We are engaged in developing pharmaceutical products, which is a rapidly changing and highly competitive field. To date, we have concentrated our efforts primarily on products to treat one indication — osteoporosis. Like the market for any pharmaceutical product, the market for treating osteoporosis has the potential for rapid, unpredictable and significant technological change. Competition is intense from specialized biotechnology and biopharmaceutical companies, major pharmaceutical and chemical companies and universities and research institutions. In December 2008, Apotex and Sandoz launched nasal calcitonin products that are generic to Novartis’ nasal calcitonin product, but not to Fortical. In June 2009, Par also launched a product generic to Novartis’ nasal calcitonin product. We do not yet know the long-term effect on Fortical sales and royalties of the launch of these competing products. However, certain providers have substituted these products for Fortical, causing Fortical sales and royalties to decrease. There could also be future competition from products that are generic to Fortical, including Apotex’s product that is the subject of our ANDA litigation. Fortical also faces competition from large pharmaceutical companies that produce other osteoporosis products, and, if any of our other products receive regulatory approval, these other products likely would also face competition from large pharmaceutical companies with substantially greater financial resources, research and development staffs and facilities, and regulatory experience than we have. Major companies in the field of osteoporosis treatment include Novartis, Merck, Eli Lilly and Sanofi-Aventis.  One of these potential competitors could, at any time, develop products or a manufacturing process that could render our technology or products noncompetitive or obsolete.

Our success depends upon our ability to protect our intellectual property rights.

We filed applications for U.S. patents relating to proprietary peptide manufacturing technology and oral and nasal formulations that we have invented in the course of our research. Our most important U.S. manufacturing and delivery patents expire from 2021 to 2025, and we have applications pending that could extend that protection. To date, 13 U.S. patents have issued and other applications are pending. We have also made patent application filings in selected foreign countries, and 87 foreign patents have issued with other applications pending. We face the risk that any of our pending applications will not be issued as patents. In addition, our patents may be found to be invalid or unenforceable, including in the pending ANDA litigation with Apotex. Our business also is subject to the risk that our issued patents will not provide us with significant competitive advantages if, for example, a competitor were to independently develop or obtain similar or superior technologies. To the extent we are unable to protect our patents and patent applications, our investment in those technologies may not yield the benefits that we expect.

We also rely on trade secrets to protect our inventions. Our policy is to include confidentiality obligations in all research contracts, joint development agreements and consulting relationships that provide access to our trade secrets and other know-how. However, parties with confidentiality obligations could breach their agreements causing us harm. If a secrecy obligation were to be breached, we may not have the financial resources necessary for a legal challenge. If licensees, consultants or other third parties use technological information independently developed by them or by others in the development of our products, disputes may arise from the use of this information and as to the ownership rights to products developed using this information. These disputes may not be resolved in our favor and could materially impact our business.

Our technology or products could give rise to product liability claims.

Our business exposes us to the risk of product liability claims from human testing, manufacturing and sale of pharmaceutical products. The administration of drugs to humans, whether in clinical trials or commercially, can result in product liability claims even if our products are not actually at fault for causing an injury. Furthermore, our products may cause, or may appear to cause, adverse side effects or potentially dangerous drug interactions that we may not learn about or understand fully until the drug is actually manufactured and sold. Product liability claims can be expensive to defend and may result in large judgments against us. Even if a product liability claim is not successful, the adverse publicity, time and expense involved in defending such a claim may interfere with our business. We may not have sufficient resources to defend against or satisfy these claims. We currently maintain $10,000,000 in product liability insurance coverage. However, this amount may not be sufficient to protect us against losses or may be unavailable in the future on acceptable terms, if at all.

We have financial obligations under the various agreements related to our joint venture in China.

Under the terms of the various agreements related to our joint venture in China, we are obligated to contribute an aggregate of $2,250,000, of which $275,000 in cash has been directly paid as of March 31, 2010. SPG has assigned its joint venture rights and obligations to its subsidiary, CPG, and CPG has agreed to lend us the current $1,975,000 balance of our initial cash contribution on an interest-free basis, due May 2010. The combined capital investment commitment of both parties for the joint venture is currently $15,000,000 (cash and technology). This investment is expected to increase to $25,000,000 and could, eventually, be higher.  Failure to meet our capital contribution obligations when required could result in, among other things, a reduction in our equity ownership in the joint venture.

The global financial crisis may adversely affect our business and financial results.

The global credit crisis that began in 2007 was further exacerbated by events occurring in the financial markets in the fall of 2008 and continuing in 2009 and 2010. These events have negatively impacted the ability of corporations to raise capital through equity financings or borrowings.  Depending on our future revenue, we believe our current cash should be sufficient to support our operations for one to two years. When we need additional cash, we may not be able to raise such capital on reasonable terms, if at all. If we are unable to raise required capital when needed, we may be forced to limit some or all of our research and development programs and related operations, curtail commercialization of our product candidates and, ultimately, cease operations.  In addition, uncertainty about current and future global economic conditions may impact our ability to license our products and technologies to other companies and may cause consumers to defer purchases of prescription medicines, such as Fortical, in response to tighter credit, decreased cash availability and declining consumer confidence. Accordingly, future demand for our product could differ from our current expectations.

We may be unable to retain key employees or recruit additional qualified personnel, including a new Chief Executive Officer.

Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical, production and managerial personnel. There is intense competition for qualified personnel in our business. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical, production and managerial personnel in a timely manner, would harm our research and development programs and our business.

Dr. Warren Levy and Dr. Ronald Levy have been our principal executive officers since our inception. In connection with the closing under the Restated Financing Agreement, Dr. Ronald Levy resigned as Unigene’s Secretary and as a director. Dr. Ronald Levy continues to serve as Unigene’s Executive Vice President. Under the terms of the Restated Financing Agreement, we are obligated to use our reasonable best efforts to identify, interview and negotiate with candidates for, and, subject to the Board’s approval, to hire a new Chief Executive Officer as successor to Warren Levy as soon as reasonably practicable. Our inability to recruit a new qualified Chief Executive Officer on a timely basis, as well as the time period required for the subsequent transition from existing management, could significantly delay or hamper the achievement of our scientific and business objectives.

The market price of our common stock is volatile.

The market price of our common stock has been, and we expect it to continue to be, highly unstable. Factors, including our announcement of technological improvements or announcements by other companies, regulatory matters, research and development activities, new or existing products or procedures, signing or termination of licensing agreements, concerns about competition, sales, our financial condition, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, and public concern over the safety of activities or products have had a significant impact on the market price of our stock. We expect such factors to continue to impact our market price for the foreseeable future.

Our common stock is classified as a “penny stock” under SEC rules, which may make it more difficult for our stockholders to resell our common stock.

Our common stock is traded on the OTC Bulletin Board. As a result, the holders of our common stock may find it more difficult to obtain accurate quotations concerning the market value of the stock. Stockholders also may experience greater difficulties in attempting to sell the stock than if it was listed on a stock exchange. Because Unigene common stock is not traded on a stock exchange and the market price of the common stock is less than $5.00 per share, the common stock is classified as a “penny stock.” Rule 15g-9 of the Exchange Act imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an “established customer” or an “accredited investor.” These include the requirement that a broker-dealer must make a determination that investments in penny stocks are suitable for the customer and must make special disclosures to the customer concerning the risks of penny stocks. Application of the penny stock rules to our common stock could adversely affect the market liquidity of the shares, which in turn may affect the ability of holders of our common stock to resell the stock.

The exercise of warrants and options and the conversion of the Notes, as well as other issuances of shares, will likely have a dilutive effect on our stock price and could lead to a change in control.

As of March 31, 2010, there were outstanding warrants to purchase 60,000 shares of our common stock, all but 20,000 of which are currently exercisable, at an average exercise price of $2.13 per share.  There were also outstanding stock options to purchase an aggregate of 5,848,015 shares of common stock, at an average exercise price of $1.28, of which 3,288,514 are currently exercisable. If our stock price should increase above the exercise price of these derivative securities, then such exercise at prices below the market price of our common stock followed by the sale of such shares could adversely affect the price of our common stock.

In March 2010, we issued to Victory Park $33,000,000 of Notes, which come due in 2013.  The Notes are convertible into shares of common stock at the holder’s option upon the earliest of (a) March 17, 2011, (b) the earliest date on which we are required under the Notes to provide to the holder prior written notice of our intention to consummate, or the occurrence of, a fundamental transaction (as defined in the notes), (c) our delivery of a redemption notice and (d) the occurrence of an event of default under the Restated Financing Agreement.  In addition, pursuant to the Restated Financing Agreement, we may request that Victory Park purchase (which purchase shall be in its sole discretion) up to an additional $3 million aggregate principal amount of Notes at one subsequent closing, which shall be no later than March 17, 2012.  The Notes are not currently convertible.  The initial conversion rate, which is subject to adjustment as set forth in the Notes, is calculated by dividing the sum of the principal to be converted, plus all accrued and unpaid interest thereon, by $0.70 per share.  If we subsequently make certain issuances of common stock or common stock equivalents at an effective purchase price less than the then-applicable conversion price, the conversion price of the Notes will be reduced to such lower price. Assuming we do not redeem the Notes prior to their maturity date and $36,000,000 aggregate principal amount of Notes together with accrued interest thereon is outstanding for the full three-year term of the Notes, and assuming a conversion price of $.70 and no additional issuances of common stock, then, together with the shares and other securities owned by them, Victory Park and its affiliates would beneficially own in the aggregate approximately 49.4% of our outstanding common stock (as diluted by outstanding options) calculated as of May 6, 2010.

Additional dilution may result from the issuance of shares of our common stock in connection with collaborations or licensing agreements or in connection with other financing efforts.  The issuance of additional shares, including upon conversion of the Notes, could have a depressive effect on the market price of our common stock by increasing the number of shares of common stock outstanding. Such downward pressure could encourage short sales by certain investors, which could place further downward pressure on the price of the common stock.

If provisions in our stockholder rights plan or Delaware law delay or prevent a change in control of Unigene, we may be unable to consummate a transaction that our stockholders consider favorable.

In December 2002, we adopted a stockholder rights plan. This stockholder rights plan increases the costs that would be incurred by an unwanted third party acquirer if such party owns or announces its intent to commence a tender offer for more than 15% of our outstanding common stock. The plan is designed to assure our board of directors a full opportunity to review any proposal to acquire us. However, the plan could prolong the take-over process and, arguably, deter a potential bidder. These provisions apply even if the offer may be considered beneficial by some stockholders, and a takeover bid otherwise favored by a majority of our stockholders might be rejected by our board of directors. In addition, specific sections of Delaware law may also discourage, delay or prevent someone from acquiring or merging with us.

Accounting for our revenues and costs involves significant estimates which, if actual results differ from estimates, could have a material adverse effect on our financial position and results of operations.

As further described in “Summary of Critical Accounting Policies” under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 16, 2010, accounting for our contract related revenues and costs as well as other cost items requires management to make a variety of significant estimates and assumptions. Although we believe we have sufficient experience and processes in place to enable us to formulate appropriate assumptions and produce reliable estimates, these assumptions and estimates may change significantly in the future and these changes could have a material adverse effect on our financial position and the results of our operations.

FORWARD-LOOKING STATEMENTS

Various statements that we make in this prospectus under the captions “Prospectus Summary,” “Risk Factors” and elsewhere in this prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed in “Risk Factors” above, that may cause the actual results, performance or activities of our business, or industry results, to be materially different from any future results, performance or activities expressed or implied by the forward-looking statements. These factors include: general economic and business conditions, our financial condition, the ability of our products to gain market acceptance and increase market share, product sales and royalties, competition, our dependence on other companies to commercialize, manufacture and sell products using our technologies, the uncertainty of results of animal and human testing, the risk of product liability and liability for human trials, our dependence on patents and other proprietary rights and the risks associated with patent litigation, dependence on key management officials, the availability and cost of capital, the availability of qualified personnel, changes in, or the failure to comply with, governmental regulations, the failure to obtain regulatory approvals for our products, litigation and other factors discussed in this prospectus.

USE OF PROCEEDS

The proceeds from the sale of the shares covered by this prospectus will be received by the selling stockholder.  We will not receive any of the proceeds from the sales by the selling stockholder of the shares covered by this prospectus.  However, if the selling stockholder converts all or a portion of the Notes, this conversion will reduce our senior indebtedness to the selling stockholder and related payment obligations.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Capital Stock

General

Our authorized capital stock consists of 135,000,000 shares of common stock, par value $0.01 per share. As of May 6, 2010 there were 92,193,551 shares of common stock outstanding and held of record by approximately 610 stockholders.

Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. There is no cumulative voting for the election of directors and, as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Holders of common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available therefor. We have never paid and we do not anticipate declaring or paying any cash dividends on shares of our common stock in the foreseeable future. Upon our liquidation, dissolution or winding up, the holders of common stock then outstanding are entitled to share ratably in our assets remaining after the payment of liabilities. All shares of common stock outstanding and to be outstanding upon completion of this offering are and will be fully paid and nonassessable.

On December 30, 2002, pursuant to a rights agreement, we distributed common stock purchase rights to stockholders of record as a dividend at the rate of one right for each share of common stock. Each share of common stock that we have issued since December 30, 2002 similarly has been accompanied by a common stock purchase right.  Each right entitles the holder to purchase from us one ten-thousandth of a share of common stock at an exercise price of $4.00. Initially the rights are attached to the common stock and are not exercisable.

The rights become exercisable and will separate from the common stock:

•	ten calendar days after a person or group acquires beneficial ownership of fifteen percent or more of our common stock, or

•
ten business days (or a later date following such announcement as determined by our Board of Directors) after the announcement of a tender offer or an exchange offer to acquire fifteen percent or more of our outstanding common stock.

The rights are redeemable for $.00001 per right at the option of the Board of Directors at any time prior to the close of business on the tenth calendar day after a person or group acquires beneficial ownership of fifteen percent or more of our common stock. If not redeemed, the rights will expire on December 30, 2012. Prior to the date upon which the rights would become exercisable under the rights agreement, our outstanding stock certificates will represent both the shares of common stock and the rights, and the rights will trade only with the shares of common stock.

Generally, if the rights become exercisable, then each stockholder, other than the stockholder whose acquisition has caused the rights to become exercisable, is entitled to purchase, for the exercise price, that number of shares of common stock that, at the time of the transaction, will have a market value of two times the exercise price of the rights. In addition, if, after the rights become exercisable, we are acquired in a merger or other business combination, or fifty percent or more of our assets, cash flow or earning power are sold, each right will entitle the holder to purchase, at the exercise price of the rights, that number of shares of common stock of the acquiring company that, at the time of the transaction, will have a market value of two times the exercise price of the rights.

In connection with the execution of the Restated Financing Agreement, the rights agreement was amended to render the rights inapplicable to the restructuring under the Restated Financing Agreement and the other transactions contemplated by or occurring concurrently with such restructuring.

The rights plan is intended to improve the ability of our Board of Directors to protect the interests of Unigene and our stockholders in the event of an unsolicited proposal to acquire a significant interest in Unigene.

Common Stock Owned By the Selling Stockholder

On September 30, 2008, we entered into the Financing Agreement with Victory Park and the Funds, pursuant to which the Funds purchased $20 million of three-year senior secured non-convertible term notes from us and we issued the Shares. On October 19, 2009, in connection with the Omnibus Amendment Agreement that we entered into with the Funds, we issued the Exchange Shares to Special Situations Fund in exchange for Special Situations Fund’s surrender of a warrant to purchase 1,000,000 shares of common stock pursuant to the terms of a Warrant Exchange Agreement.  The Funds also had collectively purchased an aggregate of 6,845,814 Other Shares in open market transactions and privately negotiated transactions.  In March 2010, Special Situations Fund sold and assigned to the selling stockholder all of its rights, title and interest in and to the Original Notes, the Shares, the Exchange Shares and the Other Shares.

Common Stock to be Issued to the Selling Stockholder upon Conversion of the Notes

On March 16, 2010, we entered into the Restated Financing Agreement with Victory Park, as administrative agent and collateral agent, and the selling stockholder, as lender, and, under that agreement, we issued three-year senior secured convertible notes in the aggregate principal amount of $33,000,000 due in March 2013, in exchange for the Original Notes in the outstanding aggregate principal amount of approximately $19,360,000 and by way of cash payment (before closing expenses) of approximately $13,640,000.  In addition, pursuant to the Restated Financing Agreement, we may request that the selling stockholder purchase (which purchase shall be in its sole discretion) up to an additional $3 million aggregate principal amount of Notes at one subsequent closing, which shall be no later than March 17, 2012.  The Notes will accrue interest at a rate per annum equal to the greater of (i) the prime rate plus 5% and (ii) 15%, which, in the absence of an Event of Default (as defined therein), shall be capitalized and added to the outstanding principal balance of such Notes on each anniversary of the date of issuance other than the maturity date.

The Notes will be convertible into the Conversion Shares at the holder’s option upon the earliest of (i) March 17, 2011, (ii) the earliest date on which we are required under the Notes to provide to the holder prior written notice of our intention to consummate, or the occurrence of, a Fundamental Transaction (as defined in the Notes), (c) our delivery of the redemption notice (described below) and (d) the occurrence of an Event of Default under the Restated Financing Agreement.  The initial conversion rate, which is subject to adjustment as set forth in the Notes, is calculated by dividing the sum of the principal to be converted, plus all accrued and unpaid interest thereon, by $0.70 per share.  If we subsequently make certain issuances of common stock or common stock equivalents at an effective purchase price less than the then-applicable conversion price, the conversion price of the Notes will be reduced to such lower price.   After March 17, 2011, under certain circumstances, and subject to specified conditions, we have the right, at our option, by delivery of written notice, to redeem $13,642,472.50 of the Notes at a price equal to 110% of the unpaid outstanding principal amount of the Notes being redeemed plus accrued and unpaid interest with respect to such principal amount; provided, that the holder of the Notes may elect to convert all or any portion of such Notes that we are electing to redeem.

Assuming $36,000,000 aggregate principal amount of Notes together with accrued interest thereon is outstanding for the full three-year term of the Notes, and assuming a conversion price of $.70, the Notes will be convertible into approximately 79,000,000 Conversion Shares.  Under the Registration Rights Agreement, we are required to file with the SEC a registration statement covering the resale of all of the Shares, the Exchange Shares, the Other Shares and the Conversion Shares.  However, the number of our authorized shares of common stock is currently insufficient to cover all the Conversion Shares issuable if such Notes were converted in full.   Accordingly, as required under the Restated Financing Agreement, we are seeking stockholder approval at our 2010 Annual Meeting of Stockholders to be held on June 15, 2010 to increase the number of authorized shares of common stock to a number that will be sufficient to cover the full number of Conversion Shares plus a buffer equal to an additional 50% of those shares.  If stockholder approval is obtained, we intend to promptly file the Amendment to effect such increase in the number of authorized shares of our common stock.  If stockholder approval of the Amendment is not so obtained, we will be required to call a stockholders meeting every four (4) months to seek approval of the Amendment until the date on which such approval is obtained.  After approval and filing of the Amendment, we will be required to file with the SEC a new registration statement covering the resale of Conversion Shares not then covered by an effective registration statement for resales pursuant to Rule 415.

Currently, we have reserved for issuance and delivery upon conversion of the Notes, 35,268,905 shares of authorized, unissued and otherwise unreserved common stock, which are some of the shares being offered by this prospectus.

SELLING STOCKHOLDER

The shares of common stock being offered by the selling stockholder are: (i) the Shares issued by us pursuant to the Original Financing Agreement; (ii) the Exchange Shares issued by us pursuant to the Warrant Exchange Agreement; (iii) the Other Shares acquired by the selling stockholder in open market transactions and privately negotiated transactions; and (iv) a portion of the Conversion Shares issuable to the selling stockholder upon conversion of the Notes (without regard to any limitations on conversion contained therein), up to the number of shares of common stock that we have authorized, unissued and otherwise unreserved.  We are registering the shares of common stock in order to permit the selling stockholder to offer the shares for resale from time to time.  See the “Plan of Distribution” section of this prospectus, which follows. Under the terms of the Registration Rights Agreement, we have agreed to use our best efforts to maintain an effective registration statement for the period beginning with the effectiveness of the registration statement of which this prospectus forms a part and ending with the earlier of (i) the date as of which the selling stockholder may sell all of the Registrable Securities (as defined in the Registration Rights Agreement) without restriction or condition pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) (or successor thereto), or (ii) the date on which the selling stockholder or any transferees to whom the selling stockholder has assigned its rights under, and in accordance with the terms and conditions of, the Registration Rights Agreement, have sold all of the Registrable Securities.

Except for (a) the transactions described in the Restated Financing Agreement and the Registration Rights Agreement, including without limitation, the purchase of the Original Notes and the Notes, (b) the transactions described above under “About This Offering” and Victory Park’s resulting ownership of the Shares, the Exchange Shares and the Other Shares, (c) the appointment of Richard Levy, the managing principal and founder of Capital Advisors (defined below), as a member of the Board, Chairman of the Board and a member of the Company’s Nominating and Corporate Governance Committee in March 2010 and his service in such roles since that date, and (d) Victory Park’s right, pursuant to the Restated Financing Agreement, to designate, subject to certain conditions, an individual to fill the vacant seat on our Board, the selling stockholder has not had any material relationship with us within the past three years.

The following table sets forth certain information known to us regarding the shares of our common stock held and to be offered from time to time by the selling stockholder as of May 6, 2010 and as adjusted to give effect to the sale of certain shares offered hereby. The information regarding shares owned both before and after the offering assumes that: (i) the Amendment has not yet been approved by our stockholders to increase the number of shares of common stock that we are authorized to issue; and (ii) the Notes are currently convertible into shares of our common stock at a conversion price of $.70 per share, but only with respect to that number of shares of common stock that we have authorized, unissued and otherwise unreserved (that is, the 35,268,905 shares of our common stock that we have registered under the registration statement of which this prospectus forms a part) (the “Authorized Conversion Shares”).  The information regarding shares owned after the offering assumes the sale of all those shares offered by the selling shareholder and we cannot assure you that the selling stockholder will sell any or all of those shares.  Accordingly, the information included on the following table is provided subject to these assumptions.

	Ownership Before Offering		Ownership After Offering
Name of Selling Stockholder	Common Shares (2)	Common Shares that May Be Sold Pursuant to the Offering (2)	Common Shares	Percent of Common Shares Held
Victory Park Credit Opportunities Master Fund, Ltd. (1)	43,914,719	43,914,719	0	0%

(1)           Victory Park Capital Advisors, LLC (“Capital Advisors”) is the investment manager of the selling stockholder and consequently may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the securities held by the selling stockholder. As the manager of Capital Advisors, Jacob Capital, L.L.C. (“Jacob Capital”) may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the securities held by the selling stockholder. By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the securities held by the selling stockholder. Therefore, each of Capital Advisors, Jacob Capital and Richard Levy may be deemed to be the beneficial owner of the securities held by the selling stockholder.

The selling stockholder has advised us that (i) it is not a registered broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer that is an affiliate of the selling stockholder was not involved in the purchase, and will not be involved in the ultimate sale, of the shares, (v) it acquired the shares in the ordinary course of business, and (vi) at the time it acquired the shares, it was not a party to any agreement or other understanding to distribute the shares, directly or indirectly.

(2)           This figure includes the Shares, the Exchange Shares, the Other Shares, and the Authorized Conversion Shares.

As reported in the Schedule 13D filed on March 17, 2010 by the selling stockholder and certain of its affiliates, the 8,645,814 shares which the selling stockholder beneficially owned as of such filing (and described herein as the Shares, the Exchange Shares and the Other Shares) represented approximately 9.4% of the common stock outstanding as of March 16, 2010.  Neither the selling stockholder nor any of its affiliates should be deemed to be the current beneficial owner of any of the Conversion Shares (including the Authorized Conversion Shares) because the Notes are not currently convertible or convertible within 60 days. The Note will become convertible at such times and under such circumstances described above in the subsection entitled “Common Stock to be Issued to the Selling Stockholder upon Conversion of the Notes”.

PLAN OF DISTRIBUTION

We are registering the shares of common stock to permit the resale of these shares of common stock by the selling stockholder from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholder of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholder may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected from time to time pursuant to one or more of the following methods, which may involve crosses or block transactions:

•	on any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	public or privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

If the selling stockholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of the shares of common stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, and to return borrowed shares in connection with such short sales, provided that the short sales are made after the registration statement is declared effective. The selling stockholder may also loan or pledge shares of common stock to broker-dealers in connection with bona fide margin accounts secured by the shares of common stock, which shares broker-dealers could in turn sell if the selling stockholder defaults in the performance of its secured obligations.

The selling stockholder may pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholder and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed that will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholder against liabilities, including liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling stockholder will be entitled to contribution. We may be indemnified by the selling stockholder against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144, rather than pursuant to this prospectus.

LEGAL MATTERS

The validity of the Unigene common stock offered by this prospectus will be passed upon for Unigene by Dechert LLP, Princeton, New Jersey.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to “incorporate by reference” certain information we have filed with them, which means that we can disclose important information to you by referring you to documents we have filed with the SEC. The information incorporated by reference is considered to be part of the registration statement. We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 16, 2010;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 filed on May 10, 2010;

•	Our Definitive Proxy Statement on Schedule 14A and the Additional Definitive Proxy Soliciting Materials filed on April 29, 2010; and

•	Our Current Report on Form 8-K filed on March 17, 2010.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with the prospectus. We will provide these reports or documents upon written or oral request, at no cost to the requester.  Request for these reports or documents may be made to William Steinhauer, Vice President of Finance, Unigene Laboratories, Inc., 81 Fulton Street, Boonton, New Jersey 07005, (973) 265-1100, wsteinhauer@unigene.com.  These reports and documents also may be accessed at our website: www.unigene.com.

Federal securities law requires us to file information with the SEC concerning our business and operations. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these documents at the public reference room maintained by the SEC at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC's web site at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 to register the stock to be sold in connection with this prospectus. As permitted by the rules and regulations of the SEC, this prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and the securities offered under this prospectus, reference is made to the registration statement and the attached exhibits and schedule. Although required material information has been presented in this prospectus, statements contained in this prospectus as to the contents or provisions of any contract or other document referred to in this prospectus may be summary in nature and in each instance reference is made to the copy of this contract or other document filed as an exhibit to the registration statement and each statement is qualified in all respects by this reference, including the exhibits and schedule filed therewith. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholder should not make an offer of these securities pursuant to this prospectus in any state where the offer is not permitted.

You should rely only on the information contained in this prospectus and those documents incorporated by reference. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell nor is it seeking an offer to buy any securities in any state where the offer or sale is not permitted.

MATERIAL CHANGES

Since December 31, 2009, there have been no material changes in our affairs which have not been described in our Annual Report on Form 10-K filed on March 16, 2010, our Quarterly Report on Form 10-Q filed on May 10, 2010, our Definitive Proxy Statement on Schedule 14A and the Additional Definitive Proxy Soliciting Materials filed on April 29, 2010, our Current Report on Form 8-K filed on March 17, 2010 or this prospectus.

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Unigene pursuant to the foregoing provisions, Unigene has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The expenses payable by Unigene in connection with the issuance and distribution of the securities being registered (other than underwriting discounts and commissions, if any) are set forth below. Each item listed is estimated, except for the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$2,254
Blue Sky fees and expenses	30,000
Accounting fees and expenses	7,500
Legal fees and expenses	45,000
Registrar and transfer agent's fees and expenses	500
Printing and engraving expenses	0
Miscellaneous	500
Total expenses	$85,754

All costs, expenses and fees in connection with the registration of these shares will be borne by Unigene.

Item 14. Indemnification of Directors and Officers.

Unigene is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of Title 8 of the Delaware Code gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

II - 1

Section 145 also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Section 145 further provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

Section 145 also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Unigene currently maintains directors and officers liability insurance on behalf of and covering its officers and all members of its board of directors against expenses, liabilities or losses asserted against or incurred by any such individual in such capacity or arising out of such individual’s status as an officer or member of the board of directors, subject to customary exclusions.

Unigene's Certificate of Incorporation provides that no director shall be liable to Unigene or its stockholders for monetary damages for breach of his fiduciary duty as a director. However, a director will be liable for any breach of his duty of loyalty to Unigene or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, any transaction from which the director derived an improper personal benefit, or payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law.

Item 15. Recent Sales of Unregistered Securities.

Since May 1, 2007, Unigene has made the following sales of securities that were not registered under the Securities Act:

(1) On May 10, 2008, Unigene entered into a common stock purchase agreement pursuant to which Unigene sold 1,080,000 shares of common stock for an aggregate purchase price of $2,008,800 to Tin Lon Investment Limited, a Hong Kong limited liability company, in a private placement.  Unigene issued these securities in an offshore transaction not involving a public offering in reliance on the exemption provided by Section 4(2) of the Securities Act and Regulation S promulgated thereunder.

(2) On September 30, 2008, Unigene entered into a Financing Agreement with Victory Park, as agent, and Special Situations Fund and the selling stockholder, pursuant to which Special Situations Fund purchased $20 million of three-year senior secured non-convertible term notes from Unigene.  Pursuant to the Financing Agreement and in connection with the sale of the notes, and as an inducement to the Funds to purchase the notes, Unigene issued 1,500,000 shares of common stock to the Funds at two closings.  Unigene issued these securities pursuant to an exemption from the registration requirements under Section 4(2) of the Securities Act and the rules promulgated thereunder for transactions by an issuer not involving any public offering.

(3) On October 19, 2009, in connection with the Omnibus Amendment Agreement that Unigene entered into with the Funds, Unigene issued 300,000 shares of common stock to Special Situations Fund in exchange for Special Situations Fund’s surrender of a warrant to purchase 1,000,000 shares of common stock pursuant to the terms of a Warrant Exchange Agreement.  Unigene issued these securities in exchange for the warrant pursuant to an exemption from the registration requirements under Section 3(a)(9) of the Securities Act and the rules promulgated thereunder for certain exchange offers.

(4) On March 16, 2010, Unigene entered into the Restated Financing Agreement with Victory Park, as administrative agent and collateral agent, and the selling stockholder, pursuant to which Unigene issued three-year senior secured convertible notes in the aggregate principal amount of $33,000,000 due in 2013 in exchange for three-year senior secured non-convertible term notes in the outstanding aggregate principal amount of approximately $19,360,000 and by way of cash payment of approximately $13,640,000 to Unigene.  In addition, pursuant to the Restated Financing Agreement, Unigene may request that the selling stockholder purchase (which purchase shall be in its sole discretion) up to an additional $3 million aggregate principal amount of Notes at one subsequent closing, which shall be no later than March 17, 2012.  The Notes will accrue interest at a rate per annum equal to the greater of (i) the prime rate plus 5% and (ii) 15%, which, in the absence of an Event of Default (as defined therein), shall be capitalized and added to the outstanding principal balance of such Notes on each anniversary of the date of issuance other than the maturity date. The Notes are convertible into shares of common stock, which will be registered from time to time in accordance with the terms of the Registration Rights Agreement. Unigene issued these securities pursuant to an exemption from the registration requirements under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder for transactions by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

INDEX TO EXHIBITS

Exhibit Number	Description

3.1
Certificate of Incorporation of Unigene Laboratories, Inc., dated October 31, 1980, as filed with the Secretary of State in the State of Delaware on November 3, 1980, and all amendments thereto (incorporated by reference from Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006).

3.2	Amended By-Laws of Unigene Laboratories, Inc. (incorporated by reference from Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004).

4.1
Rights Agreement between Unigene Laboratories, Inc. and Registrar and Transfer Company, dated December 20, 2002 (incorporated by reference from Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed December 23, 2002).

4.2
Amendment to Rights Agreement between Unigene Laboratories, Inc. and Registrar and Transfer Company, dated March 16, 2010 (incorporated by reference from Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed March 17, 2010).

4.3	Specimen Certificate for Common Stock, par value $.01 per share (incorporated by reference from Exhibit 3.1.1 to the Registrant’s Registration Statement No. 33-6877 on Form S-1, filed July 1, 1986).

5.1	Opinion of Dechert LLP as to the legality of the securities being registered.

10.1
Lease agreement between Unigene Laboratories, Inc. and Fulton Street Associates, dated May 20, 1993 (incorporated by reference from Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1992).

10.2
First Amendment to lease agreement between Unigene Laboratories, Inc. and Fulton Street Associates, dated May 20, 1993 (incorporated by reference from Exhibit 10.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007).

10.3
Second Amendment to Lease between Fulton Street Associates and Unigene Laboratories, Inc., dated as of May 15, 2003 (incorporated by reference from Exhibit 10.48 to Post-Effective Amendment No. 1 to Registrant’s Registration Statement No. 333-75960, filed August 1, 2003).

10.4
1994 Employee Stock Option Plan (incorporated by reference from the Registrant’s Definitive Proxy Statement dated April 28, 1994, which is set forth as Appendix A to Exhibit 28 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1993).

10.5	Directors Stock Option Plan (incorporated by reference from Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

10.6	Amendment to Directors Stock Option Plan (incorporated by reference from Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).

10.7
2000 Stock Option Plan (incorporated by reference from Attachment A to the Registrant’s Schedule 14A, filed April 28, 2000, containing the Registrant’s Definitive Proxy Statement for its 2000 Annual Meeting of Stockholders).

10.8
Unigene Laboratories, Inc. 2006 Stock-Based Incentive Compensation Plan, as amended (incorporated by reference from Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).

10.9
Form of Incentive Stock Option Agreement under 2006 Stock-Based Incentive Compensation Plan (incorporated by reference from Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007).

10.10
Form of Non-qualified Stock Option Agreement under 2006 Stock-Based Incentive Compensation Plan (incorporated by reference from Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007).

10.11
Form of Restricted Stock Agreement under 2006 Stock-Based Incentive Compensation Plan (incorporated by reference from Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009).

10.12
Employment Agreement between Unigene Laboratories, Inc. and Warren P. Levy, dated January 1, 2000 (incorporated by reference from Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999).

10.13
First Amendment to Employment Agreement between Unigene Laboratories, Inc. and Warren P. Levy, dated December 22, 2008 (incorporated by reference from Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.14
Second Amendment to Employment Agreement between Unigene Laboratories, Inc. and Warren P. Levy, dated March 17, 2010 (incorporated by reference from Exhibit 10.11 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).

10.15
Employment Agreement between Unigene Laboratories, Inc. and Ronald S. Levy, dated January 1, 2000 (incorporated by reference from Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999).

10.16
First Amendment to Employment Agreement between Unigene Laboratories, Inc. and Ronald S. Levy, dated December 22, 2008 (incorporated by reference from Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.17	Second Amendment to Employment Agreement between Unigene Laboratories, Inc. and Ronald S. Levy, dated March 17, 2010 (incorporated by reference from Exhibit 10.12 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).

10.18
Employment Agreement between Unigene Laboratories, Inc. and Jay Levy, dated January 1, 2000 (incorporated by reference from Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999).

10.19
First Amendment to Employment Agreement between Unigene Laboratories, Inc. and Jay Levy, dated December 22, 2008 (incorporated by reference from Exhibit 10.15.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.20
Separation Agreement between Unigene Laboratories, Inc. and Jay Levy, dated March 16, 2010 (incorporated by reference from Exhibit 10.13 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).

10.21
Summary of Deferred Compensation Plan between Unigene Laboratories, Inc. and Dr. Warren P. Levy and Dr. Ronald S. Levy, dated December 14, 2005 (incorporated by reference from Exhibit 10.1 to Registrant’s Current Report on
Form 8-K filed December 20, 2005).

10.22
Non-qualified Deferred Compensation Agreement between Unigene Laboratories, Inc. and Dr. Warren P. Levy, dated February 1, 2006 (incorporated by reference from Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.23
Non-qualified Deferred Compensation Agreement between Unigene Laboratories, Inc. and Dr. Ronald S. Levy, dated February 1, 2006 (incorporated by reference from Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.24
Amendment to Non-qualified Deferred Compensation Agreement between Unigene Laboratories, Inc. and Dr. Warren P. Levy, dated December 19, 2008 (incorporated by reference from Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.25
Amendment to Non-qualified Deferred Compensation Agreement between Unigene Laboratories, Inc. and Dr. Ronald S. Levy, dated December 22, 2008 (incorporated by reference from Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.26
Form of Amended and Restated Change in Control Agreement, by and between Unigene Laboratories, Inc. and the vice president named therein (incorporated by reference from Exhibit 10.8 to the Registrant’s Current Report on Form 8-K filed March 17, 2010).

10.27	Amended and Restated Change in Control Agreement, by and between Unigene Laboratories, Inc. and Dr. James P. Gilligan, dated April 5, 2010 (incorporated by reference from Exhibit 10.15 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).

10.28
Director Stock Option Agreement between Allen Bloom and Unigene Laboratories, Inc., dated December 5, 2001 (incorporated by reference from Exhibit 10.45 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002).

10.29
Joint Venture Contract between Shijiazhuang Pharmaceutical Group Company, Ltd., and Unigene Laboratories, Inc., dated June 15, 2000 (incorporated by reference from Exhibit 10.1 to the Registrant’s Amended Quarterly Report on Form 10-Q/A, filed April 2, 2008, for the quarter ended June 30, 2000.)

10.30
Articles of Association of Shijiazhuang-Unigene Pharmaceutical Corporation Limited, dated June 15, 2000 (incorporated by reference from Exhibit 10.2 to the Registrant’s Amended Quarterly Report on Form 10-Q/A, filed April 2, 2008 for the quarter ended June 30, 2000.)

10.31
Agreement by and between Shijiazhuang Pharmaceutical Group Company, Ltd. and Unigene Laboratories, Inc., dated April 23, 2008 (incorporated by reference from Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).*

10.32
Technology Transfer Agreement by and between Shijiazhuang Pharmaceutical Group Corporation and Unigene Laboratories, Inc., dated April 23, 2008 (incorporated by reference from Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).*

10.33
Agreement of Assignment among Shijiazhuang Pharmaceutical Group Corporation, Unigene Laboratories Inc., and China Pharmaceutical Group Limited, dated April 23, 2008 (incorporated by reference from Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).

10.34
Stock Purchase Agreement, dated as of May 10, 2008, between Unigene Laboratories, Inc. and Tin Lon Investment Limited (incorporated by reference from Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed May 12, 2008).

10.35
License agreement between Unigene Laboratories, Inc. and SmithKline Beecham Corporation, dated April 13, 2002 (incorporated by reference from Exhibit 10.1 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005). *

10.36
Amendment No. 1 to License Agreement dated as of April 13, 2002 by and between Unigene Laboratories, Inc. and SmithKline Beechman Corporation, dated January 16, 2003 (incorporated by reference from Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).*

10.37
Amendment No. 2 to License Agreement dated as of April 13, 2002 by and between Unigene Laboratories, Inc. and SmithKline Beecham Corporation, dated October 14, 2003 (incorporated by reference from Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).*

10.38
Amendment No. 3 to License Agreement dated as of April 13, 2002 by and between Unigene Laboratories, Inc. and SmithKline Beecham Corporation, dated September 23, 2004 (incorporated by reference from Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).*

10.39
Amendment No. 4 to License Agreement dated as of April 13, 2002 by and between Unigene Laboratories, Inc. and SmithKline Beecham Corporation, dated May 27, 2004 (incorporated by reference from Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).*

10.40
Amendment No. 5 to License Agreement dated as of April 13, 2002 by and between Unigene Laboratories, Inc. and SmithKline Beecham Corporation, dated January 24, 2007 (incorporated by reference from Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).*

10.41
Amendment No. 6 to License Agreement dated as of April 13, 2002 by and between Unigene Laboratories, Inc. and SmithKline Beecham Corporation, dated April 9, 2008 (incorporated by reference from Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).*

10.42
License and development agreement between Upsher-Smith Laboratories, Inc. and Unigene Laboratories, Inc., dated November 26, 2002 (incorporated by reference from Exhibit 10.1 to Registrant’s Current Report on Form 8-K/A, filed October 16, 2007). *

10.43
License Agreement, dated April 7, 2004, between Unigene Laboratories, Inc. and Novartis Pharma AG (incorporated by reference from Exhibit 10.1 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007).*

10.44
Common Stock Purchase Agreement, dated April 7, 2005, between Unigene Laboratories, Inc. and Fusion Capital Fund II, LLC (incorporated by reference from Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed April 13, 2005).

10.45
Registration Rights Agreement, dated April 7, 2005, between Unigene Laboratories, Inc. and Fusion Capital Fund II, LLC (incorporated by reference from Exhibit 10.2 to Registrant’s Current Report on Form 8-K filed April 13, 2005).

10.46
Securities Purchase Agreement between Unigene Laboratories, Inc. and the Buyers listed therein, dated March 16, 2006 (incorporated by reference from Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed March 22, 2006).

10.47
Registration Right Agreement between Unigene Laboratories, Inc. and the Buyers listed therein, dated March 17, 2006 (incorporated by reference from Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed March 22, 2006).

10.48
Warrant to Purchase Common Stock of Unigene Laboratories, Inc., for the benefit of Magnetar Capital Master Fund, Ltd., dated March 17, 2006 (incorporated by reference from Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed March 22, 2006).

10.49
Supply Agreement, dated January 22, 2007, by and between Unigene Laboratories, Inc. and Novartis Pharma AG (incorporated by reference from Exhibit 10.1 to the Registrant’s Amended Quarterly Report on Form 10-Q/A filed March 20, 2008, for the quarter ended March 31, 2007). *

10.50
Amended and Restated Security Agreement, dated May 10, 2007, by and between Unigene Laboratories, Inc. and Jay Levy (incorporated by reference from Exhibit 10.3 to Registrant’s Current Report on Form 8-K filed May 16, 2007). *

10.51
Patent Security Agreement, dated March 13, 2001, between Unigene Laboratories, Inc. and Jay Levy (incorporated by reference from Exhibit 10.38 to Amendment No. 2 to Registrant’s Registration Statement No. 333-04557 on Form S-1, filed December 12, 2001).

10.52
First Amendment to Patent Security Agreement, dated May 29, 2001, between Unigene Laboratories, Inc. and Jay Levy (incorporated by reference from Exhibit 10.39 to Amendment No. 2 to Registrant’s Registration Statement No. 333-04557 on Form S-1, filed December 12, 2001).

10.53
Second Amendment to Patent Security Agreement, dated November 26, 2002, by and between Unigene Laboratories, Inc. and Jay Levy (incorporated by reference from Exhibit 10.33 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007).

10.54
Third Amendment to Patent Security Agreement, dated May 10, 2007, by and between Unigene Laboratories, Inc. and the Jaynjean Family Limited Partnership (incorporated by reference from Exhibit 10.4 to Registrant’s Current Report on Form 8-K filed May 16, 2007).*

10.55
Mortgage and Security Agreement, dated July 13, 1999, by and between Unigene Laboratories, Inc. and Jay Levy (incorporated by reference from Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

10.56
Modification of Mortgage and Security Agreement, dated August 5, 1999, by and between Unigene Laboratories, Inc. and Jay Levy (incorporated by reference from Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

10.57
Modification of Mortgage and Security Agreement, dated May 10, 2007, by and between Unigene Laboratories, Inc. and Jay Levy (incorporated by reference from Exhibit 10.5 to Registrant’s Current Report on Form 8-K filed May 16, 2007).*

10.58
Third Modification of Mortgage and Security Agreement, dated September 30, 2008, by and between Unigene Laboratories, Inc. and Jay Levy (incorporated by reference from Exhibit 10.8 to the Registrant’s Current Report on Form 8-K filed on October 6, 2008).

10.59
Assignment of Mortgage by Jay Levy to Jean Levy, dated February 25, 2010 (incorporated by reference from Exhibit 10.56 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009).

10.60
Fourth Modification of Mortgage and Security Agreement, dated March 17, 2010, by and between Unigene Laboratories, Inc. and Jean Levy (incorporated by reference from Exhibit 10.10 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).

10.61
Amended and Restated Financing Agreement, dated as of March 16, 2010 (the “Restated Financing Agreement”), by and among Unigene Laboratories, Inc., Victory Park Credit Opportunities Master Fund, Ltd. and Victory Park Management, LLC, as agent (incorporated by reference from Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed March 17, 2010).

10.62
Pledge and Security Agreement, dated as of September 30, 2008, by and among Unigene Laboratories, Inc., Victory Park Management, LLC, as agent, and the Secured Parties (incorporated by reference from Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed October 6, 2008)). *

10.63
Amended and Restated Registration Rights Agreement, dated as of March 17, 2010, by and between Unigene Laboratories, Inc. and the Lenders signatory to the Restated Financing Agreement (incorporated by reference from Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed March 17, 2010).

10.64
Affiliate Subordination Agreement, dated as of September 30, 2008, by and among Unigene Laboratories, Inc., Jay Levy, Jaynjean Levy Family Limited Partnership and Victory Park Management, LLC, as agent for the Lenders signatory to the Financing Agreement, dated as of September 30, 2008 (the “Original Financing Agreement”), by and among Unigene Laboratories, Inc., the Lenders and Victory Park Management, LLC, as agent (incorporated by reference from Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed October 6, 2008)).

10.65
Assignment and Assumption Agreement, dated January 11, 2010, by and between Jay Levy and Jean Levy (incorporated by reference from Exhibit 10.64 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009).

10.66	Amended and Restated Secured Promissory Note, dated March 17, 2010, issued by Unigene Laboratories, Inc. in favor of Jean Levy (incorporated by reference from Exhibit 10.8 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).

10.67	Amended and Restated Secured Promissory Note, dated March 17, 2010, issued by Unigene Laboratories, Inc. in favor of the Jaynjean Levy Family Limited Partnership (incorporated by reference from Exhibit 10.9 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).

10.68
Lock-Up Agreement, dated as of September 30, 2008, by and among Unigene Laboratories, Inc. and the Lenders signatory to the Original Financing Agreement (incorporated by reference from Exhibit 10.9 to the Registrant’s Current Report on Form 8-K filed October 6, 2008)).

10.69
License Agreement, dated October 19, 2009, by and between Unigene Laboratories, Inc. and Tarsa Therapeutics, Inc. (incorporated by reference from Exhibit 10.67 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009).*

10.70
Amendment to License Agreement, dated January 15, 2010, by and among Unigene Laboratories, Inc. and Tarsa Therapeutics, Inc. (incorporated by reference from Exhibit 10.68 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009).*

10.71
Omnibus Amendment Agreement, dated October 19, 2009, by and among Unigene Laboratories, Inc., Victory Park Management, LLC, as agent, and the holders signatory thereto (incorporated by reference from Exhibit 10.69 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009).

10.72
Collateral Assignment Agreement, dated October 19, 2009, by and between Unigene Laboratories, Inc. and Victory Park Management, LLC, as agent (incorporated by reference from Exhibit 10.70 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009).

10.73
Warrant Exchange Agreement, dated October 19, 2009, by and between Unigene Laboratories, Inc. and Victory Park Special Situations Master Fund, Ltd. (incorporated by reference from Exhibit 10.71 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009).

10.74
Master Reaffirmation and Amendment to Transaction Documents, by and among Unigene Laboratories, Inc., the Lenders signatory to the Restated Financing Agreement and Victory Park Management, LLC, as agent (incorporated by reference from Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed March 17, 2010).

10.75
Senior Secured Convertible Term Note, dated March 17, 2010, issued by Unigene Laboratories, Inc. in favor of Victory Park Credit Opportunities Master Fund, Ltd. (incorporated by reference from Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed March 17, 2010).

10.76
Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing, dated as of September 30, 2008, by Unigene Laboratories, Inc. in favor of Victory Park Management, LLC (incorporated by reference from Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed March 17, 2010).

10.77
First Amendment to Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing, dated as of March 17, 2010, by and between Unigene Laboratories, Inc. and Victory Park Management, LLC (incorporated by reference from Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed March 17, 2010).

10.78
Reaffirmation of Affiliate Subordination Agreement, dated as of March 17, 2010, by and among Unigene Laboratories, Inc., Jay Levy, Jaynjean Levy Family Limited Partnership and Victory Park Management, LLC, as agent for the Lenders signatory to the Restated Financing Agreement (incorporated by reference from Exhibit 10.7 to the Registrant’s Current Report on Form 8-K filed March 17, 2010).

23.1	Consent of Dechert LLP (included in Exhibit 5.1).

23.2	Consent of Grant Thornton LLP.

23.3	Consent of Ernst & Young LLP.

24.1	Power of Attorney (included on signature pages to the Registration Statement).

*	Portions of the exhibit have been omitted pursuant to a request for confidential treatment.

(b)	Financial Statement Schedules

No financial statement schedules are required.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boonton, New Jersey, on this 14th day of May, 2010.

UNIGENE LABORATORIES, INC.

By:	/s/ Warren P. Levy
Warren P. Levy
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Warren P. Levy and William J. Steinhauer, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement and sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on this 14th day of May, 2010 by the persons and in the capacities indicated below.

Signature	Title

/s/ Warren P. Levy
Warren P. Levy	President and Chief Executive Officer (principal executive officer) and Director

/s/ J. Thomas August
J. Thomas August	Director

/s/ Allen Bloom
Allen Bloom	Director

/s/ Zvi Eiref
Zvi Eiref	Director

/s/ Marvin L. Miller
Marvin L. Miller	Director

/s/ Richard. Levy
Richard Levy	Director

/s/ Bruce Morra
Bruce Morra	Director

/s/ Peter Slusser
Peter Slusser	Director

/s/ William J. Steinhauer
William J. Steinhauer	Vice President of Finance (principal financial and accounting officer)

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